UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. __ )*

Under the Securities Exchange Act of 1934

NORTH AMERICAN ENERGY PARTNERS INC.
(Name of Issuer)

COMMON STOCK (NO PAR VALUE)
(Title of Class of Securities)

656844107
(CUSIP Number)

Philip A. Falcone Chief Executive Officer and President 450 Park Avenue, 27th Floor New York, New York 10022 (212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2011 (1)
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
_________

(1)
 IMPORTANT NOTE:   This Schedule 13D was previously filed on  June 27, 2011 under CIK 0001272869.  This Schedule 13D is being filed solely to reflect the change in issuer CIK number and not to reflect any other change in the information herein.

CUSIP No. 656844107	Page 1 of 6

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,600,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.93%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 656844107	Page 2 of 6

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,600,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.93%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 656844107	Page 3 of 6

Item 1.    Security and Issuer.

This Schedule 13D is being filed by the undersigned with respect to the shares of Common Stock, no par value per share (the “Shares”), of North American Energy Partners Inc., a Canadian corporation (the “Issuer”). The principal executive offices of the Issuer are located at 500 4th Avenue SW, Suite 2400, Calgary, Alberta, T2P-2V6, Canada.

Item 2.    Identity and Background.

(a-c, f) This Schedule 13D is being filed by Harbinger Group Inc., a Delaware corporation (“HGI”) and Mr. Philip Falcone (together with HGI, the “Reporting Persons”), with respect to the 3,600,000 Shares that may be deemed to be beneficially owned by the Reporting Persons.  The Shares reported in this Schedule 13D are held in the name of HGI Funding, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of HGI (“HGI Funding”).  The information required by General Instruction C to Schedule 13D with respect to (i) the executive officers and directors of HGI (except for Mr. Falcone who is a Reporting Person) is listed on Schedule A hereto and (ii) each person controlling HGI is listed on  Schedule B hereto (the persons identified in clause (i) and (ii), the “Instruction C Persons”, and together with the Reporting Persons, the “Harbinger Persons”).  HGI is a holding company and its principal business address is 450 Park Avenue, 27th Floor, New York, NY 10022.  Mr. Falcone is the President, Chief Executive Officer and Chairman of the Board of Directors of HGI.  Mr. Falcone’s relationship with the Instruction C Persons is described in Schedule B hereto.

(d) None of the Harbinger Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Harbinger Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The funds used for the purchase of the Shares were derived from general working capital, which may have included margin account borrowings made in the ordinary course of  business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $29 millon was paid to acquire the Shares.

CUSIP No. 656844107	Page 4 of 6

Item 4.    Purpose of Transaction.

Each Harbinger Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D. Accordingly, each Harbinger Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Harbinger Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Shares or other securities of the Issuer, including acquisitions from affiliates of the Harbinger Persons; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the Shares, that the Harbinger Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Harbinger Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business, including acquisitions from affiliates of the Harbinger Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Harbinger Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Item 5.    Interest in Securities of the Issuer.

References to percentage ownerships of Shares in this Schedule 13D are based upon the 36,242,526 Shares stated to be outstanding as of March 31, 2011 by the Issuer in its Annual Report on Form 40-F for the fiscal year ended March 31, 2011, filed with the SEC on June 2, 2011.  The Shares reported in this Schedule 13D are held in the name of HGI Funding. Other than any beneficial ownership which may be deemed to exist as a result of the relationships around the Harbinger Persons discussed herein (which beneficial ownership is disclaimed), the Instruction C Persons do not beneficially own any Shares.

(a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 3,600,000 Shares, constituting 9.93% of the outstanding Shares.

HGI has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,600,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,600,000 Shares.

CUSIP No. 656844107	Page 5 of 6

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 3,600,000 Shares, constituting 9.93% of the outstanding Shares.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,600,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,600,000 Shares.

(c) The trading dates, number of Shares purchased and sold and price per Share for all transactions in the Shares that were effected by the Reporting Persons in the past sixty days are set forth in Exhibit A hereto.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.    Material to be Filed as Exhibits.

Exhibit A:	Transactions in the Shares.

Exhibit B:	Joint Filing Agreement.

CUSIP No. 656844107	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.
By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer and President

/s/ Philip A. Falcone
Philip A. Falcone

June 27, 2011

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Schedule A

Executive Officers and Directors of HGI

Name	Business Address	Citizenship	Principal Occupation
Peter Jenson	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Chief Operating Officer, Director
Francis McCarron	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Executive Vice President, Chief Financial Officer
Richard H. Hagerup	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Interim Chief Accounting Officer
Lap Wai Chan	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director
Thomas Hudgins	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director
Robert Leffler, Jr.	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director
Keith Hladek	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director
Robin Roger	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director
David Maura	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director
Omar Asali	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director

Schedule B

HGI Controlling Persons

Name	Business Address	Citizenship	Principal Occupation
Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”)	c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson’s Quay, Dublin 2, Ireland	Cayman Islands	Investment Vehicle
Harbinger Capital Partners LLC (“Harbinger LLC”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Master Fund
Harbinger Holdings, LLC (“Harbinger Holdings”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Manager of Harbinger LLC, Managing Member of HCPSS (as defined below)
Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Vehicle
Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	General Partner of the Special Fund
Global Opportunities Breakaway Ltd. (the “Global Fund”)	c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104	Cayman Islands	Investment Vehicle
Harbinger Capital Partners II LP	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Global Fund
Philip Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Managing Member of Harbinger Holdings, Portfolio Manager of the Master Fund, Portfolio Manager of the Special Fund

Exhibit A

Transactions in the Shares

Transaction Date	Quantity	Price
May 20, 2011	238,000	$7.80
May 20, 2011	252,000	$7.59
May 20, 2011	10,000	$7.60
May 23, 2011	57,500	$7.93
May 23, 2011	25,000.00	$7.96
May 24, 2011	52,900.00	$8.30
May 24, 2011	120,860	$8.32
May 25, 2011	100,000	$8.73
May 25, 2011	147,506	$8.72
May 25, 2011	47,200	$8.73
May 26, 2011	150,000	$9.34
May 26, 2011	176,119	$9.25
May 26, 2011	194,100	$9.24
May 27, 2011	55,000	$9.54
May 27, 2011	37,400	$9.54
May 31, 2011	86,415	$9.38
June 13, 2011	10,200	$6.99
June 13, 2011	6,300	$6.97
June 14, 2011	40,000	$7.19
June 15, 2011	200,000	$7.33
June 15, 2011	85,800	$7.31
June 16, 2011	176,365	$7.36
June 16, 2011	17,800	$7.29
June 17, 2011	200,000	$7.55
June 17, 2011	50,000	$7.52
June 20, 2011	300,000	$7.55
June 21, 2011	510,000	$7.61
June 21, 2011	50,000	$7.63
June 21, 2011	40,000	$7.64
June 22, 2011	150,000	$7.61
June 23, 2011	13,535	$7.23

Exhibit B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, no par value per share of North American Energy Partners Inc., dated as of June 27, 2011 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER GROUP INC.
By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer and President

/s/ Philip A. Falcone
Philip A. Falcone

June 27, 2011